UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 27, 2018

(Date of Report (Date of earliest event reported))

KINDARA INC.

(Exact name of registrant as specified in its charter)

Delaware	27-2680317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Box 380, 1630 30th Street, Unit A
Boulder, Colorado	80301
(Address of principal executive offices)	(ZIP Code)

203-940-3972
(Registrant’s telephone number, including area code)

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

We are not currently offering or selling securities under Regulation A. This filing will serve as notice that we will unfortunately not file our annual report on Form 1-K in a timely manner. We cannot assure you if and when we will be able to comply with this requirement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINDARA INC.

By: /s/ Ira Hernowitz
Name: Ira Hernowitz
Title: Chief Executive Officer

Date: April 30, 2018